NEWS RELEASE

EMX Royalty Announces Q1 2025 Results; Significant Increases in Royalty Revenue, Adjusted Royalty
Revenue and Adjusted EBITDA

Vancouver, British Columbia, May 12, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the three months ended March 31, 2025 (in U.S. dollars unless otherwise noted). EMX delivered revenue and other income of $8.4 million, adjusted royalty revenue1 of $10.8 million and adjusted EBITDA1 of $7.1 million.

Dave Cole, EMX CEO, commented, "For the first quarter of 2025 we achieved exceptional growth in adjusted royalty revenue  and adjusted EBITDA, completed the acquisition of an additional royalty interest in the Chapi Mine, and strengthened our financial position through disciplined capital management, and opportunistic share buybacks. With rising commodity prices, growing revenue and a strong balance sheet, including a $10.0 million debt repayment made subsequent to the end of the quarter, we have great momentum as we continue into the second quarter of 2025."

Q1 2025 Financial Highlights

• Adjusted royalty revenue1 of $10.8 million, up 40% over comparative quarter;

• Adjusted EBITDA1 of $7.1 million, up 120% over comparative quarter, demonstrating strong cash flow conversion; and

• Cash and cash equivalents as of March 31, 2025 of $19.2 million and a working capital1 surplus of $36.1 million, demonstrating financial flexibility for growth.

Summary of Financial Highlights for the Quarter Ended March 31, 2025 and 2024:

	Three months ended March 31,
(In thousands)	2025	2024
Statement of Income (Loss)
Revenue and other income	$8,422	$6,240
General and administrative costs	(2,170)	(2,148)
Royalty generation and project evaluation costs, net	(2,502)	(2,934)
Net income (loss)	$1,260	$(2,227)
Statement of Cash Flows
Cash flows from operating activities	$1,289	$1,027
Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$11,428	$8,293
Adjusted royalty revenue	$10,751	$7,657
Adjusted cash flows from operating activities	$2,906	$2,661
EBITDA	$4,892	$1,249
Adjusted EBITDA	$7,101	$3,223
GEOs sold	3,756	3,696

1 Refer to the "Non-IFRS financial measures" section below and on page 23 of the Q1 2025 MD&A for more information on each non-IFRS financial measure. These non-IFRS measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements to which the measures relates and might not be comparable to similar financial measures disclosed by other issuers.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Q1 2025 Quarterly Earnings Release

Expressed in U.S. Dollars

Key Strategic Developments

During the three months ended March 31, 2025, and the period subsequent to quarter end, EMX has completed several key transactions that demonstrate our strategy of incremental revenue growth and disciplined capital management as we move into 2025. These key developments include:

• Completed the acquisition of an additional 1% NSR royalty on the Chapi Copper Mine in Peru for a purchase price of $7.0 million, totaling a 2% NSR for $10.0 million, which we expect will begin contributing revenue to EMX in 2026;

• Completed the acquisition of a 0.625% NSR royalty interest covering all minerals produced from the Urasar gold-copper project being advanced by Hayasa Metals Inc.;

• In April 2025, the Company received an early Diablillos property payment from AbraSilver Resource Corp. totaling $6.9 million;

• In April 2025, the Company made a $10.0 million early repayment towards the Franco-Nevada credit facility, decreasing the principal outstanding from $35.0 million to $25.0 million; and

• We repurchased and cancelled 1,479,792 shares during the quarter, totaling 5,000,000 common shares repurchased and cancelled, completing the original Normal Course Issuer Bid ("NCIB") program. The Company commenced a new NCIB program during the quarter which allows the repurchase and cancellation of an additional 5,440,027 common shares over a 12-month period. Subsequent to the end of the period, the Company repurchased 1,201,892 common shares under the new NCIB for a total cost of $2,493,000.

Outlook

The Company is maintaining its 2025 guidance1 of GEOs sales of 10,000 to 12,000, adjusted royalty revenue of $26,000,000 to $32,000,000 and option and other property income of $1,000,000 to $2,000,000.

Capital Management

For 2025, EMX has established the following capital allocation goals for 2025:

• Approximately 20% decrease in operating expenditures when compared to 2024, primarily resulting from a decrease in generative expenditures, weighted toward the second half of 2025;

• Continued return of capital through our renewed Normal-Course Issuer Bid program in 2025;

• Implementation of a measured and consistent debt repayment strategy; and

• Evaluation of a potential revolving credit facility available to EMX to fund royalty acquisitions.

Portfolio Growth

The drivers for near and long term growth in cash flow will come from the material producing assets at Caserones in Chile and Timok in Serbia. At Caserones, Lundin Mining Corporation ("Lundin") has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. ("Zijin") continues to develop the Lower Zone copper porphyry block cave project while continuing to produce from the high-grade Upper Zone. Zijin also announced the recently discovered high-grade Malka Golaja Copper-Gold Deposit south of the Cukaru Peki mine and within EMX's royalty footprint. Analysis of recent satellite imagery over the Brestovac license, which contains the Cukaru Peki Mine and is covered by EMX's royalty, shows substantial development of new drill pads with numerous drill rigs visible in the images in the southeast corner of the license where Malka Golaja is located.

We anticipate the recently announced $10,000,000 acquisition of a royalty on the Chapi Copper Mine property in Peru will begin contributing to royalty revenue in 2026. We are excited by the addition of a high-quality copper royalty to the portfolio that has excellent upside development and exploration potential located in the prolific Paleocene-Eocene copper-molybdenum porphyry belt of Southern Peru.

In Türkiye, at Gediktepe, ACG Metals announced that the Sulphide Expansion Project remains on schedule for commissioning in Q1 2026, with no delays or cost overruns, reinforcing Gediktepe's transition into a long-life, low-cost copper producer.

1 Assumed commodity prices of $2,668/oz gold and $4.26/lb copper based on CIBC Global Mining Group's Consensus Commodity Price Forecasts ("Consensus Pricing") published on March 3, 2025, which the Company believes to be reliable for the purposes of guidance.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

Q1 2025 Quarterly Earnings Release

Expressed in U.S. Dollars

AbraSilver Resource Corp. continues to advance Diablillos in Argentina and announced that it expects to complete its definitive feasibility study by Q1 2026 and make a construction decision in the second half of 2026. At the Viscaria copper-iron-silver development project in Sweden, the Supreme Court of Sweden announced in April 2025 it will not grant leave to appeal Viscaria's environmental permit. This decision means that Viscaria's environmental permit can no longer be appealed and thus gains legal force. Viscaria now has all permits in place to start the construction of the industrial area including the enrichment plant, and to start operations in the mine.  These developments are all examples of the upside optionality that exists throughout EMX's global royalty portfolio.

EMX is well positioned to identify and pursue new royalty and investment opportunities, while continuing to grow a pipeline of royalty generation properties for partnership. As the Company continues to generate revenues from its producing royalty assets as well as from other option, advance royalty and pre-production payments across its global asset portfolio, various opportunities for capital redeployment will be evaluated. Such opportunities may include the direct acquisition of royalties, continued organic generation of royalties through partner funded projects and select strategic investments.

First Quarter Results for 2025

In Q1 2025, the Company recognized $11.4 million and $10.8 million in adjusted revenue and other income1 and adjusted royalty revenue1, respectively, which represented a 38% and 40% increase, respectively, compared to Q1 2024. The increase is largely due to a $1.3 million increase in royalty revenue from Gediktepe and a $1.0 million increase in royalty revenue from Caserones when compared to Q1 2024.

The following table is a summary of GEOs1 sold and adjusted royalty revenue1 for the three months ended March 31, 2025 and 2024:

	2025		2024
(In thousands)	GEOs Sold	Revenue (in thousands)	GEOs Sold	Revenue (in thousands)
Gediktepe	1,504	4,305	1,443	2,990
Caserones	1,050	$3,006	991	$2,053
Timok	553	1,583	612	1,267
Leeville	318	910	417	864
Other Producing Assets	290	830	131	272
Advanced royalty payments	41	117	102	211
Adjusted royalty revenue	3,756	$10,751	3,696	$7,657

Shareholder Information - The Company's filings for the year are available on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

1 Refer to the "Non-IFRS financial measures" section below and on page 23 of the Q1 2025 MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Q1 2025 Quarterly Earnings Release

Expressed in U.S. Dollars

Forward-Looking Statements

This news release may contain "forward looking information" or "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding the future price of copper, gold and other metals, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates, the timing and amount of estimated future production, the Company's growth strategy and expectations regarding the guidance for 2025 and future outlook, including revenue and GEO estimates, anticipated reductions in operating expenditures, repayment of outstanding debt and the timing thereof, the acquisition of additional royalty and royalty generation interests and other investment opportunities, the purchase of securities pursuant to the Company's NCIB, exploration and development plans at the Company's royalty properties and the expected timing thereof or other statements that are not statements of fact. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including disruption to production at any of the mineral properties in which the Company has a royalty, or other interest; estimated capital costs, operating costs, production and economic returns; estimated metal pricing (including the estimates from the CIBC Global Mining Group's Consensus Commodity Price Forecasts published on March 3, 2025), metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates; the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost; assumptions that all necessary permits and governmental approvals will remain in effect or be obtained as required to operate, develop or explore the various properties in which the Company holds an interest; and the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to maintain or receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, copper, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the Company's MD&A for the quarter ended March 31, 2025, and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

Future-Oriented Financial Information

This news release may contain future-oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled "Outlook" and "Forward-Looking Statements" and assumptions with respect to the future metal prices, the estimation of mineral reserves and resources, realization of mineral reserve estimates and the timing and amount of estimated future production. Management does not have, or may not have had at the relevant date, or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this news release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company's royalty partners. The FOFI or financial outlook contained in this news release do not purport to present the Company's financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this news release should not be relied on as necessarily indicative of future results.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

Q1 2025 Quarterly Earnings Release

Expressed in U.S. Dollars

Non-IFRS Financial Measures

The Company has included certain non-IFRS financial measures in this press release, as discussed below. EMX believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why the Company use these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	The Company believes these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	The Company believes this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Gold equivalent ounces (GEOs)	GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.	Royalty revenue	The Company uses this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, finance costs. Adjusted EBITDA adds all revenue from the Caserones Royalty less any equity income from the equity investment in SLM California (Caserones Royalty holder). Additionally, it removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; unrealized and realized gains and losses on investments; write-downs of assets; impairments or reversals of impairments; foreign exchange gains or losses; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss before income tax	The Company believes EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale	Current assets, current liabilities	The Company believes that working capital is a useful indicator of the Company's liquidity.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

Q1 2025 Quarterly Earnings Release

Expressed in U.S. Dollars

Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:

During the three months ended March 31, 2025 and 2024, the Company had the following sources of revenue and other income:

(In thousands of dollars)	Three months ended March 31,
	2025	2024
Royalty revenue	$7,745	$5,604
Option and other property income	303	188
Interest income	374	448
Total revenue and other income	$8,422	$6,240

The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

	Three months ended March 31,
(In thousands of dollars)	2025	2024
Revenue and other income	$8,422	$6,240
SLM California royalty revenue	$7,035	$4,805
The Company's ownership %	42.7	42.7
The Company's share of royalty revenue	$3,006	$2,053
Adjusted revenue and other income	$11,428	$8,293

Royalty revenue	$7,745	$5,604
The Company's share of royalty revenue	3,006	2,053
Adjusted royalty revenue	$10,751	$7,657

Reconciliation of Adjusted Cash Flows from Operating Activities:

	Three months ended March 31,
(In thousands of dollars)	2025	2024
Cash provided by operating activities	$1,289	$1,027
Caserones royalty distributions	1,617	1,634
Adjusted cash flows from operating activities	$2,906	$2,661

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Q1 2025 Quarterly Earnings Release

Expressed in U.S. Dollars

Reconciliation of EBITDA and Adjusted EBITDA:

	Three months ended March 31,
(In thousands of dollars)	2025	2024
Income (loss) before income taxes	$1,882	$(2,235)
Finance expense	681	1,065
Depletion, depreciation, and direct royalty taxes	2,329	2,419
EBITDA	$4,892	$1,249
Attributable revenue from Caserones royalty	3,006	2,053
Equity income from investment in SLM California	(1,680)	(797)
Share-based payments	1,227	189
Gain on revaluation of investments	(746)	(84)
Loss on sale of marketable securities	346	411
Foreign exchange (gain) loss	(207)	116
Loss on revaluation of derivative liabilities	162	41
Impairment charges	101	45
Adjusted EBITDA	$7,101	$3,223

Reconciliation of GEOs:

	Three months ended March 31,
(In thousands of dollars)	2025	2024
Adjusted royalty revenue	$10,751	$7,657
Average gold price per ounce	$2,863	$2,072
Total GEOs	3,756	3,696

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7